[BD]

04013205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED
NOV 2 4 2004
WASH. D.C.
PROCESSING

| SEC FILE NUMBER |
| 8- 33187 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/03** AND ENDING **9/30/04**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SJ CAPITAL, INC.**

| | OFFICIAL USE ONLY |
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 CALIFORNIA ST. SUITE 1300
(No. and Street)

SAN FRANCISCO   **CA**   **94108**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. S. JIZMAGIAN   **415-421-5000**
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN AND ASSOCIATES
(Name – if individual, state last, first, middle name)

1870 JEFFERSON ST. SUITE 302 SAN FRANCISCO, CA 94123
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

√ PROCESSED
DEC 0 6 2004
THOMSON FINANCIAL

| **FOR OFFICIAL USE ONLY** |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SJ CAPITAL, INC.

BALANCE SHEETS

SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS:		
Cash in Bank:		
Regular account	$ 968	$ 1,059
Money Market account	10,168	10,077
Other Assets	–	–
Prepaid taxes	–	–
Total Assets	$ 11,136	$ 11,136
CAPITAL:		
Capital Stock (50,00 shares authorized, 750 shares issued and outstanding, no par value)	$ 7,500	$ 7,500
Retained Earnings	3,636	3,636
Total Liabilities & Capital	$ 11,136	$ 11,136

The accompanying notes are an integral part of these statements

OATH OR AFFIRMATION

I, _G, STEPHEN JIZMAGIAN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SJ CAPITAL, INC._ , as of _SEPTEMBER 30,_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).